SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

1450 Don Mills Road, Toronto Ontario M3B 2X7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Item 2.02 Results of Operations and Financial Condition
On October 24, 2013, Postmedia Network Canada Corp. (the “registrant”) issued a press release announcing its results of operations and financial condition as of and for the three months and years ended August 31, 2013 and 2012. A copy of that press release is hereby furnished as Exhibit 99.3 to this report on Form 6-K.

On October 24, 2013, the registrant also issued its Consolidated Financial Statements and Management’s Discussion and Analysis for the years ended August 31, 2013, 2012 and 2011. Those documents are hereby filed as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On October 24, 2013, the registrant announced that with Paul Godfrey acting as Interim Chairman, Peter Sharpe has been appointed to the role of Lead Director of the boards of both the registrant and its subsidiary, Postmedia Network Inc. Mr. Sharpe has served as a Director of both boards since the registrant’s formation. Mr. Sharpe served as President and CEO of Cadillac Fairview Corporation until his retirement in 2010, having served with the company for over 25 years. Mr. Sharpe is currently a Director of Morguard Corporation, First Industrial REIT (US) and Allied Property REIT.  Mr. Sharpe is also a past chairman and current trustee of the International Council of Shopping Centers. A copy of the press release with such announcement is hereby furnished as Exhibit 99.3 to this report on Form 6-K.

Item 9.01 Financial Statements and Exhibits
(d) Exhibits

The following exhibits are included with this report and are being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended:

Exhibit 99.1	Consolidated Financial Statements of the registrant for the years ended August 31, 2013, 2012 and 2011.

Exhibit 99.2	Management’s Discussion and Analysis of the registrant for the years ended August 31, 2013, 2012 and 2011.

Exhibit 99.3	Press release dated October 24, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

	By:	/s/ DOUGLAS LAMB
Douglas Lamb
Chief Financial Officer
Date: October 24, 2013.

EXHIBIT INDEX

Exhibit 99.1	Consolidated Financial Statements of the registrant for the years ended August 31, 2013, 2012 and 2011.

Exhibit 99.2	Management’s Discussion and Analysis of the registrant for the years ended August 31, 2013, 2012 and 2011.

Exhibit 99.3	Press release dated October 24, 2013.